

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 30, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
5.875% Series K Cumulative Redeemable Preferred Stock, liquidation preference
$25.00 per share, par value $0.01 per share of URSTADT BIDDLE PROPERTIES INC.
under the Exchange Act of 1934.

Sincerely,